UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

06034881

DIVISION OF
MARKET REGULATION

April 6, 2006

Act	1934
Section	11 A
Rule	601(a)(2)(iv) & 601(b)(1)
Public Availability	4/10/06

Timothy Elliott
Assistant General Counsel – Regulatory
Archipelago Holdings, Inc.
100 South Wacker Drive
Suite 1800
Chicago, IL 60606

Re: Request for Exemption from Rule 601(a)(2)(iv) and 601(b)(1) under the Securities Exchange Act of 1934 for the NYSE Arca Inc.'s Portfolio Crossing Service

Dear Mr. Elliott:

In your letters, dated November 18, 2005, and December 16, 2005,[1] you requested, on behalf of the Pacific Exchange, Inc. (n/k/a NYSE Arca, Inc.)("Exchange"),[2] that the Commission grant certain exemptive relief from the requirements of Rule 601[3] under the Securities Exchange Act of 1934 ("Act")[4] in connection with a recently approved rule change[5] relating to the operation of NYSE Arca, LLC's Portfolio Crossing Service ("PCS").[6]

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1 See letters from Timothy Elliott, Assistant General Counsel, Archipelago Holdings, Inc., to Katherine England, Assistant Director, Division of Market Regulation ("Division"), Securities and Exchange Commission ("Commission"), dated November 18, 2005, and December 16, 2005 ("Exemption Requests").

2 On March 6, 2006, the Pacific Exchange, Inc. ("PCX") filed with the Commission a proposed rule change, which was effective upon filing, to change the name of the Exchange, as well as several other related entities, to reflect Archipelago's recent acquisition of PCX and the merger of the New York Stock Exchange ("NYSE") with Archipelago. See File No. SR-PCX-2006-24. All references herein reflect these transactions.

3 17 C.F.R. § 242.601.

4 15 U.S.C. 78s(b)(1).

5 See Securities Exchange Act Release No. 52719 (November 2, 2005), 70 FR 68503 (November 10, 2005) (approving SR-PCX-2005-73).

6 Rule 601(f) of Regulation NMS provides that the Commission may grant exemptions from the requirements of the Rule, either unconditionally or on specified terms and conditions, "if the Commission determines that such exemption is consistent with the public interest, the protection of investors and the removal of impediments to, and perfection of the mechanisms of, a national market system."

The Exchange has represented that Equity Trading Permit Holders ("ETP Holders") will be able to submit for execution, at any time when trading occurs on the Exchange (currently, 4:00 a.m. Eastern Time to 8:00 p.m. Eastern Time), qualifying cross orders that are part of a portfolio basket trade in equity securities. Qualifying baskets will be required to include matched buy and sell orders for a minimum of 15 securities having a minimum dollar value of one million. These orders will be held by the system and will not execute until at least one minute after the close of trading on the Exchange (i.e., 8.01 p.m. Eastern Time).

Rule 601, among other things, requires that every national securities exchange file a transaction reporting plan governing the collection, processing, and dissemination of last sale data on listed equity and Nasdaq securities executed through its facilities. Paragraph (a)(2)(iv) of Rule 601 requires such transaction reporting plan to specify the manner in which transaction reports reported pursuant to that plan are to be consolidated with transaction reports from other national securities exchanges and national securities associations.[7] Paragraph (b)(1) of Rule 601 prohibits a broker-dealer from, among other things, executing a transaction in any NMS stock on an exchange unless there is an effective transaction reporting plan with respect to that transaction.[8]

The Exchange believes that the aggregate prices generated by portfolio trading do not readily fit into the established transaction reporting structure. Therefore, it intends to report aggregate-price trades differently from the manner in which single-stock trades are reported during its regular trading hours. With respect to exchange-listed securities, the Exchange will not disseminate last sale reports in the individual exchange-listed stocks that compose the component order executions in PCS. Instead, PCS executions in exchange-listed stocks will be transmitted for publication on the tape on an aggregated basis (i.e., the Exchange will disseminate the total shares and total dollar amount of all exchange-listed stocks executed in PCS on a particular trading day). Furthermore, the Exchange will not consolidate the exchange-listed volume attributable to PCS with the volume in those securities executed in the normal trading session occurring on NYSE Arca, LLC. The Exchange, however, will publish on its website, on the day after trade date (T + 1), the total volume executed on the Exchange in all trading sessions – including the PCS – on a stock-by-stock basis. With respect to Nasdaq securities, the Exchange will report individual trades occurring in PCS as of the following morning, a procedure that mirrors the current NYSE Arca, LLC trade reporting practice for Nasdaq trades occurring after 3:30 p.m. Pacific Time.

Because the Exchange's proposed trade reporting procedures for the PCS differ from the requirements of Rule 601, the Exchange has requested exemptions from Paragraphs (a)(2)(iv)

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7 17 C.F.R. § 242.601(a)(2)(iv).

8 17 C.F.R. § 242.601(b)(1).

and (b)(1) of that Rule. The Exchange notes that the Commission granted similar exemptive relief under Rule 11Aa3-1, the predecessor to Rule 601, with respect to the after hours portfolio crossing session of the NYSE, because the aggregate prices generated by portfolio trading do not readily fit into the established transaction reporting structure.[9]

The Commission previously stated that real-time last sale reporting for the individual component stocks underlying an aggregate-type execution may not be appropriate, since disaggregation may result in assigning a price to each component stock that is not directly related to its trading price, with the result that publication of these nominal prices might have limited value.[10] In granting exemptions for other crossing sessions, the Commission requested that the exchange consider how to disseminate data on the volume of the individual stocks in the aggregate-price orders executed in the after hours crossing session, before the next day's opening.[11] As noted above, the Exchange represented that it has developed a plan whereby it will collect and publish data on the volume of the individual stocks in the orders executed in PCS on an aggregate stock basis on its website on T + 1. Specifically, the Exchange's website will offer users the ability to search for <u>total</u> volume executed on the Exchange for a particular trade date on a stock-by-stock basis. According to the Exchange, these total volume figures will show consolidated volume for each symbol across all trading sessions on the Exchange, including the PCS session, on a particular trade day.[12] Finally, the Exchange represented that it will receive,

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9 <u>See</u> Securities Exchange Act Release No. 29237 (May 24, 1991), 56 FR 24853 (June 3, 1991) (temporarily approving the NYSE's after hours trading facility, Crossing Session II ("CS II"), and explaining exemptions for CS II from the requirements of Rule 11Aa3-1)) and Securities Exchange Act Release No. 33992 (May 2, 1993), 59 FR 23907 (May 9, 1993) (permanently approving NYSE's CS II). <u>See</u> <u>also</u> Securities Exchange Act Release No. 33053 (October 15, 1993), 58 FR 54610 (October 22, 1993) (approving CXM Baskets for trading on the Chicago Stock Exchange).

10 <u>See</u> letter from William H. Heyman, Director, Division, Commission, to Catherine R. Kinney, Senior Vice President, Market Operations, NYSE, dated May 24, 1991.

11 <u>See</u> Securities Exchange Act Release No. 33992 (May 2, 1994), 59 FR 23907 (May 9, 1994) (approving the NYSE's CS II). For example, the NYSE developed a plan under which the NYSE would collect the required trade detail information by T+3 and would publish this information on a consolidated stock basis in the Daily Sales Report on T+4. The Commission acknowledged that this plan would provide more information to market participants but stated that the NYSE should continue to examine ways to report such information earlier. The Commission understands that at this time the NYSE makes this data available on T + 1.

12 Data on the volume of individual stocks executed only in PCS on a particular trade date will not be available under this plan. <u>See</u> Exemption Requests.

with respect to each PCS basket, the details of each cross order component as well as the type of program trading strategy utilized for that basket.[13]

Based on the aforementioned factors and conditions, the Commission finds that the requested exemptions under Rule 601 are consistent with the requirements of the Act and rules and regulations thereunder. Accordingly, based on the Exchange's representations and the facts presented, the Commission hereby grants the following: (1) an exemption from paragraph (b)(1) that permits the Exchange not to disseminate transaction reports for individual NMS stocks traded in PCS; and (2) an exemption from the requirements of paragraph (a)(2)(iv) of Rule 601 that permits the Exchange not to disseminate on a consolidated basis the trading volume for each of the component stocks traded in PCS. These exemptions are subject to modification or revocation at any time, however, if the Commission determines that such action is necessary or appropriate to further the purposes of the Act.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority.[14]

Robert L.D. Colby
Acting Director

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13 The Exchange represents that this information is substantially similar to that received by the NYSE in connection with its Daily Program Trade Reporting requirements.

14 See 17 CFR 200.30-3(a)(27).

archipelago

November 18, 2005

Katherine A. England
Assistant Director
Division of Market Regulation, Office of Market Supervision
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-9303

Re: **Request for Exemption from Rule 601(a)(2)(iv) under the Securities Exchange Act of 1934 for the Pacific Exchange, Inc.'s Portfolio Crossing Service**

Dear Ms. England:

The Pacific Exchange, Inc. ("PCX" or "Exchange"), through its wholly owned subsidiary PCX Equities, Inc. ("PCXE"), respectfully requests an exemption from Rule 601(a)(2)(iv) of Regulation NMS under the Securities Exchange Act of 1934 ("Act") in connection with trades executed through the Archipelago Exchange's ("ArcaEx") Portfolio Crossing Service ("PCS").[1] The Exchange submits this letter in conjunction with a proposed rule change filed by the Exchange under Section 19 of the Act, and Rule 19b-4 thereunder, to add certain PCXE rules to establish PCS.[2] The exemption request is limited to those trades that Equity Trading Permit Holders ("ETP Holders") execute in the PCS process.

A. Background – Description of ArcaEx

The Archipelago Exchange ("ArcaEx") is an all-electronic stock market which trades equity securities listed with the New York Stock Exchange (NYSE), Nasdaq, American Stock Exchange (AMEX) and Pacific Exchange, as well as exchange-traded funds (ETFs) and other exchange-listed securities. Currently, ArcaEx operates as the exclusive equities trading facility of PCX Equities, Inc., a wholly-owned subsidiary of the Pacific Exchange, Inc. (PCX).[3] Only registered broker-dealers who have applied for and received an Equity Trading Permit are permitted to trade on ArcaEx.

The ArcaEx matching engine follows price-time priority rules for displayed orders and supports additional order types to augment traditional limit and market orders. ArcaEx maintains an

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[1] Rule 601(f) of Regulation NMS provides the Securities and Exchange Commission ("SEC" or "Commission") authority to issue exemptions from the requirements contained in the rule provided that the exemption is consistent with the public interest, the protection of investors and the removal of impediments to, and perfection of the mechanisms of a national market system.
[2] See Securities Exchange Act Release No. 34-52719 (November 2, 2005)(approving SR-PCX-2005-73).
[3] The Commission approved the establishment of ArcaEx as a facility of the PCX Equities, Inc. in 2001. See SEC Release No. 34-44983 (October 25, 2001). Further, see Securities Exchange Act Release No. 34-52497 (September 22, 2005)(order approving proposed rule changes relating to acquisition of PCX Holdings by Archipelago Holdings, Inc.).

Archipelago Holdings, Inc.
100 South Wacker Drive
Suite 1800
Chicago, IL 60606
P 312.960.1696
F 312.960.1369
www.archipelago.com

electronic file of orders, called the ArcaEx Book. ArcaEx ranks and maintains limit orders on the ArcaEx Book based on a number of execution processes based on order type. At the ETP Holder's option, ArcaEx may route orders that are not matched on the ArcaEx Book to a different market center for execution.

B. Proposed Rule to Adopt PCS

The proposed PCS rules will provide ETP Holders an alternative method of trade execution and reporting for qualifying portfolio trade activity. Under the proposed rules, ETP Holders will be able to submit qualifying cross orders which are part of a portfolio basket trade in equity securities for execution. Qualifying baskets will be required to include matched buy and sell orders for a minimum of 15 securities having a minimum dollar value of $1 million. ETP Holders will be able to submit eligible orders into PCS at any time trading occurs on the Exchange (currently, 4:00 a.m. Eastern Time to 8:00 p.m. Eastern Time). However, these orders will be held by the system and will not execute until at least one minute after the close of trading on the Exchange, i.e., 8:01 p.m. Eastern Time. Each side of the coupled orders entered into PCS will execute without regard to the priority of other orders entered into PCS or ArcaEx.

Because users of PCS will be required to submit details regarding each cross order component of a PCS basket separately into PCS, the Exchange will capture the same information in its electronic systems for PCS that it captures for regular cross orders submitted to ArcaEx.[4] However, users of PCS will also be required to include the type of program trading strategy utilized for each basket when inputting the trade details of each cross order component. The result is the Exchange will receive, with respect to each PCS basket, information substantially similar to that received by the New York Stock Exchange in connection with its Daily Program Trade Reporting ("DPTR") requirements.

C. Trade Reporting in PCS and Rule 601(a)(2)(iv) of Regulation NMS

The Exchange will handle trade reporting for PCS executions in one of two different ways, depending on whether a particular PCS component execution involved exchange-listed or Nasdaq securities. With respect to exchange listed securities, the Exchange will not disseminate last sale reports in the individual exchange-listed stocks that comprise the component order executions in PCS. Instead, PCS executions in exchange-listed securities will be transmitted to the Securities Industry Automation Corporation ("SIAC") for publication on the "tape" on an aggregate basis. The system will calculate the total shares and total dollar amounts of all exchange-listed symbols executed in PCS in any particular trading day. The Exchange will then transmit this total as an administrative message over the high speed line to SIAC. The Exchange will not consolidate the exchange-listed volume attributable to PCS with the volume in those securities occurring in the normal trading session occurring on ArcaEx. With respect to Nasdaq-listed securities, the Exchange will report symbols individually to Nasdaq, the securities information processor for Nasdaq securities, as regular transactions as of the following morning.

Rule 601 of Regulation NMS requires each national securities exchange to file a transaction reporting plan meeting certain conditions for the collection, processing and dissemination of last sale data regarding transactions in securities executed through its facilities. As discussed above,

[4] Each particular PCS cross order component will include a unique basket number identifier tying it to the other cross order components in the basket.

the Exchange's PCS will transmit on a daily basis administrative messages to the "tape" disclosing aggregate PCS activity (i.e. the total number of shares and total market value). Therefore, under the proposed rules, the Exchange will not disseminate last sale reports in the individual stocks that comprise the aggregate-price executions in PCS and will not consolidate the volume attributable to PCS with the volume in those securities executed in the other ArcaEx trading sessions.

Accordingly, the Exchange requests appropriate exemptive relief from the requirements of Rule 601(a)(2)(iv) of Regulation NMS_under the 1934 Act that the Exchange disseminate on a consolidated basis trading volume for each of the component securities executed on the Exchange's PCS, to the extent that the Commission views the Exchange's proposed reporting procedures for the PCS are inconsistent with Rule 601(a)(2)(iv) of Regulation NMS. The Commission has in the past granted exemptive relief under Rule 11Aa3-1, the predecessor to current 601 of Regulation NMS, with respect to other self-regulatory organization after hours crossing facilities which report activity on an aggregate basis and the Exchange respectfully requests similar relief.[5]

If you have any questions or concerns, please do not hesitate to call me at 312-442-7170.

Sincerely,

Timothy Elliott
Assistant General Counsel - Regulatory
Archipelago Holdings, Inc.

[5] See Securities Exchange Act Release No. 34-29237 (May 24, 1991), approving the New York Stock Exchange's ("NYSE") after hours crossing facility, Crossing Session II ("CS II"), and explaining exemptions for CS II from the requirements of Rule 11Aa3-1.

December 12, 2005

Katherine A. England
Assistant Director
Division of Market Regulation, Office of Market Supervision
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-9303

Re: **Request for Exemption from Rule 601(a)(2)(iv) and 601(b)(1) under the Securities Exchange Act of 1934 for the Pacific Exchange, Inc.'s Portfolio Crossing Service**

Dear Ms. England:

The Pacific Exchange, Inc. ("PCX" or "Exchange"), through its wholly owned subsidiary PCX Equities, Inc. ("PCXE"), respectfully requests an exemption from Rule 601(a)(2)(iv) and Rule 601(b)(1) of Regulation NMS under the Securities Exchange Act of 1934 ("Act") in connection with trades executed through the Archipelago Exchange's ("ArcaEx") Portfolio Crossing Service ("PCS").[1] The Exchange submits this letter in conjunction with a proposed rule change filed by the Exchange under Section 19 of the Act, and Rule 19b-4 thereunder, to add certain PCXE rules to establish PCS.[2] The exemption request is limited to those trades that Equity Trading Permit Holders ("ETP Holders") execute in the PCS process.

A. Background – Description of ArcaEx

The Archipelago Exchange ("ArcaEx") is an all-electronic stock market which trades equity securities listed with the New York Stock Exchange (NYSE), Nasdaq, American Stock Exchange (AMEX) and Pacific Exchange, as well as exchange-traded funds (ETFs) and other exchange-listed securities. Currently, ArcaEx operates as the exclusive equities trading facility of PCX Equities, Inc., a wholly-owned subsidiary of the Pacific Exchange, Inc. (PCX).[3] Only registered broker-dealers who have applied for and received an Equity Trading Permit are permitted to trade on ArcaEx.

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[1] Rule 601(f) of Regulation NMS provides the Securities and Exchange Commission ("SEC" or "Commission") authority to issue exemptions from the requirements contained in the rule provided that the exemption is consistent with the public interest, the protection of investors and the removal of impediments to, and perfection of the mechanisms of a national market system.

[2] See Securities Exchange Act Release No. 34-52719 (November 2, 2005)(approving SR-PCX-2005-73).

[3] The Commission approved the establishment of ArcaEx as a facility of the PCX Equities, Inc. in 2001. See SEC Release No. 34-44983 (October 25, 2001). Further, see Securities Exchange Act Release No. 34-52497 (September 22, 2005)(order approving proposed rule changes relating to acquisition of PCX Holdings by Archipelago Holdings, Inc.).

The ArcaEx matching engine follows price-time priority rules for displayed orders and supports additional order types to augment traditional limit and market orders. ArcaEx maintains an electronic file of orders, called the ArcaEx Book. ArcaEx ranks and maintains limit orders on the ArcaEx Book based on a number of execution processes based on order type. At the ETP Holder's option, ArcaEx may route orders that are not matched on the ArcaEx Book to a different market center for execution.

B. Proposed Rule to Adopt PCS

The proposed PCS rules will provide ETP Holders an alternative method of trade execution and reporting for qualifying portfolio trade activity. Under the proposed rules, ETP Holders will be able to submit qualifying cross orders which are part of a portfolio basket trade in equity securities for execution. Qualifying baskets will be required to include matched buy and sell orders for a minimum of 15 securities having a minimum dollar value of $1 million. ETP Holders will be able to submit eligible orders into PCS at any time trading occurs on the Exchange (currently, 4:00 a.m. Eastern Time to 8:00 p.m. Eastern Time). However, these orders will be held by the system and will not execute until at least one minute after the close of trading on the Exchange, i.e., 8:01 p.m. Eastern Time. Each side of the coupled orders entered into PCS will execute without regard to the priority of other orders entered into PCS or ArcaEx.

Because users of PCS will be required to submit details regarding each cross order component of a PCS basket separately into PCS, the Exchange will capture the same information in its electronic systems for PCS that it captures for regular cross orders submitted to ArcaEx.[4] However, users of PCS will also be required to include the type of program trading strategy utilized for each basket when inputting the trade details of each cross order component. The result is the Exchange will receive, with respect to each PCS basket, information substantially similar to that received by the New York Stock Exchange in connection with its Daily Program Trade Reporting ("DPTR") requirements.

C. Trade Reporting in PCS and Rule 601 of Regulation NMS

The Exchange will handle trade reporting for PCS executions in one of two different ways, depending on whether a particular PCS component execution involved exchange-listed or Nasdaq securities. With respect to exchange listed securities, the Exchange will not disseminate last sale reports in the individual exchange-listed stocks that comprise the component order executions in PCS. Instead, PCS executions in exchange-listed securities will be transmitted to the Securities Industry Automation Corporation ("SIAC") for publication on the "tape" on an aggregate basis. The system will calculate the total shares and total dollar amounts of all exchange-listed symbols executed in PCS in any particular trading day. The Exchange will then transmit this total as an administrative message over the high speed line to SIAC. The Exchange will not consolidate the exchange-listed volume attributable to PCS with the volume in those securities occurring in the normal trading session occurring on ArcaEx. With respect to Nasdaq-listed securities, the Exchange will report symbols individually to Nasdaq, the securities information processor for Nasdaq securities, as regular transactions as of the following morning – this reporting procedure

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[4] Each particular PCS cross order component will include a unique basket number identifier tying it to the other cross order components in the basket.

mirrors the current ArcaEx trade reporting practice for Nasdaq trades occurring after 3:30 p.m. Pacific Time.

Rule 601 of Regulation NMS requires each national securities exchange to file a transaction reporting plan meeting certain conditions for the collection, processing and dissemination of last sale data regarding transactions in securities executed through its facilities. As discussed above, the Exchange's PCS will transmit on a daily basis administrative messages to the "tape" disclosing aggregate PCS activity (i.e. the total number of shares and total market value).[5] Therefore, under the proposed rules, the Exchange will not disseminate last sale reports in the individual stocks that comprise the aggregate-price executions in PCS and will not consolidate the volume attributable to PCS with the volume in those securities executed in the other ArcaEx trading sessions.

Accordingly, the Exchange requests appropriate exemptive relief from the requirements of Rule 601(a)(2)(iv) and 601(b)(1) of Regulation NMS under the 1934 Act, to the extent that the Commission views the Exchange's proposed reporting procedures for the PCS are inconsistent with Rule 601 of Regulation NMS. The Commission has in the past granted exemptive relief under Rule 11Aa3-1, the predecessor to current 601 of Regulation NMS, with respect to other self-regulatory organization after hours crossing facilities which report activity on an aggregate basis because the aggregate prices generated by portfolio trading do not readily fit into the established transaction reporting structure.[6] The Exchange believes that similar considerations warrant the extension of exemptive relief to aggregate-price transactions effected through its PCS and as such the Exchange respectfully requests similar relief.

If you have any questions or concerns, please do not hesitate to call me at 312-442-7170.

Sincerely,

Timothy R Elliott

Timothy Elliott
Assistant General Counsel - Regulatory
Archipelago Holdings, Inc.

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[5] The Exchange also plans to publish PCS market data information on its website on an aggregate basis reflecting the total shares and dollar value of all PCS orders executed on the day after execution (T + 1).
[6] See Securities Exchange Act Release No. 34-29237 (May 24, 1991), approving the New York Stock Exchange's ("NYSE") after hours crossing facility, Crossing Session II ("CS II"),on a pilot basis and explaining exemptions for CS II from the requirements of Rule 11Aa3-1. Further, see Securities Exchange Act Release No. 34-33992 (May 2, 1994), order granting permanent approval to CS II.